Exhibit 4.42

AMENDMENT NO. 3

to

DEVELOPMENT AND LICENSE AGREEMENT

between

GLAXO GROUP LIMITED

and

ADHEREX TECHNOLOGIES INC.

THIS AMENDMENT NO. 3 (this “Third Amendment”) effective on this 17th day of January, 2007 (the “Third Amendment Effective Date”), is entered into by and between Glaxo Group Limited, a company organized under the laws of England and Wales, having its registered office at GlaxoWellcome House, Berkeley Avenue, Greenford, Middlesex, UB6 0NN United Kingdom (“GGL”) and Adherex Technologies Inc., a company organized under the laws of Canada and having an office located at 4620 Creekstone Drive, Suite 200, Durham, North Carolina, 27703 USA (“Adherex”):

RECITALS

A. The Parties entered into the Development and License Agreement, effective as of July 14, 2005 (the “Agreement”).

B. The Parties entered into Amendment No. 1 to the Agreement, effective December 20, 2005, relating to the Exherin™ Option.

C. The Parties entered into Amendment No. 2 to the Agreement, effective June 23, 2006, relating to Eniluracil.

D. The Parties now desire to further amend the Agreement to reflect the expiration of the GGL Options under the Agreement on the terms and conditions set forth below.

NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants set forth below, the Parties, intending to be legally bound, hereby amend the Agreement and otherwise agree as follows:

1. Defined Terms. All terms used in this Third Amendment but not defined herein shall have the same meaning as set forth in the Agreement.

2. Accelerated Expiration of Option B, Option C, and Option E; Effect. The Parties agree that, notwithstanding Sections 2.4, 2.4.2, 2.4.3 and 2.4.8 of the Agreement, Option B, Option C, and Option E shall expire on March 1, 2007 (the “Closing Date”), subject to Adherex’s payment and satisfaction of the Buy-Out Price as provided in Section 5 below. Upon payment by Adherex of the Buy-Out Price: (i) GGL shall have no further option or right to Develop or Commercialize Eniluracil, unless otherwise agreed by the Parties; (ii) the Agreement shall continue in full force and effect as if GGL had exercised none of the GGL Options; (iii) all references in the Agreement to activities, actions or responsibilities of GGL on exercise of a GGL Option shall have no further force or effect; and (iv) this Third Amendment shall have no effect on Adherex’s obligations to Develop and Commercialize Eniluracil on expiration of the GGL Options, as provided in the Agreement, with payment to GGL of the milestones and royalties set forth in Sections 8.1, 8.2 and 8.3.

3. Deletion of Section 2.4.4. Section 2.4.4 of the Agreement is hereby deleted in its entirety from the Agreement.

4. Disbanding of JSC; Updates to GGL. Upon the Closing Date, the JSC shall be disbanded. Article 3 of the Agreement is hereby deleted in its entirety, and all references to the JSC in the Agreement are hereby deleted. Commencing upon the Closing Date, Adherex shall provide GGL with written updates of Development progress and efforts on at least a quarterly basis and will provide GGL with any information regarding Development of Eniluracil by Adherex, its Affiliates or its sublicensees as reasonably requested by GGL.

5. Buy-Out of Option B, Option C and Option E. On or before the Closing Date, Adherex shall pay GGL one million US Dollars (US $1,000,000) in consideration for GGL’s agreement to allow the GGL Options to expire (the “Buy-Out Price”) as set forth in Section 2. If Adherex fails to make the payment of the Buy-Out Price to GGL on or before the Closing Date, this Third Amendment shall have no force or effect, and the Agreement shall continue in full force and effect, as amended prior to this Third Amendment.

6. Manner of Payment of Buy-Out Price. On the Closing Date Adherex shall pay the Buy-Out Price to GGL by electronic wire transfer into an account designated in writing by GGL.

7. Binding Effect. This Third Amendment shall be binding upon and inure to the benefit of the Parties hereto, their permitted successors, legal representatives and assigns.

8. Waiver. No waiver of any term or condition of this Third Amendment will be effective unless set forth in a written instrument that explicitly refers to this Third Amendment that is duly executed by or on behalf of the waiving Party. No waiver by any Party of any term or condition of this Third Amendment, in any one or more instances, will be deemed to be or construed as a waiver of the same or any other term or condition of this Third Amendment on any prior, concurrent or future occasion. Except as expressly set forth in this Third Amendment, all rights and remedies available to a Party, whether under this Third Amendment or afforded by Law or otherwise, will be cumulative and not in the alternative to any other rights or remedies that may be available to such Party.

9. Severability. If any provision of this Third Amendment is held to be invalid, illegal or unenforceable in any respect, that provision will be limited or eliminated to the minimum extent necessary so that this Third Amendment will otherwise remain in full force and effect and enforceable.

10. Governing Law. This Third Amendment will be construed, and the respective rights of the Parties determined, according to the substantive law of the State of North Carolina without regard to the provisions governing conflict of laws.

11. Counterparts. This Third Amendment may be executed in any two counterparts, each of which, when executed, will be deemed to be an original and both of which together will constitute one and the same document.

12. Continuing Effect. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, Glaxo Group Limited and Adherex Technologies Inc., by their duly authorized representatives, have executed this Amendment No. 3 as of the Third Amendment Effective Date.

GLAXO GROUP LIMITED		ADHEREX TECHNOLOGIES INC.

By:	/s/ Paul Williamson	By:	/s/ William P. Peters

Name:	Paul Williamson	Name:	William P. Peters
Title:	For and on behalf of Edinburgh Pharmaceutical Industries Limited Corporate Director	Title:	Chairman & CEO